SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PROPOSAL FOR THE PAYMENT OF INTEREST ON CAPITAL STOCK

The Board of Officers of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) have decided to propose to their respective Boards of Directors to hold meetings on July 21st, 2008, in order to discuss:

I. The payment of Quarterly Interests, relating to the second quarter of 2008, in the gross total amounts of R$113.3 million and R$54.8 million, and net total amounts of R$96.3 million and R$46.6 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2008.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 48 of the by-laws of Unibanco and of article 36 of the by-laws of Unibanco Holdings.

Should the Quarterly Interest proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

II. The payment of interest on capital stock, qualified as complementary to the interest on capital declared and paid referred to the profit relating to the first semester of 2008, in the gross total amounts of R$351.7 million and R$167.3 million, and net total amounts of R$298.9 million and R$142.2 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2008.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 48 of the by-laws of Unibanco and of article 36 of the by-laws of Unibanco Holdings.

Should the proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Amount	0.1205222	0.1325744	0.1031052	0.1031052	0.2356796	2.3567960
Net Amount	0.1024439	0.1126882	0.0876394	0.0876394	0.2003276	2.0032760
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

III. Considering the proposals described in items (I) and (II) above, the total amounts proposed to be paid as interests on capital stock on July 31st, 2008 are the gross amounts of R$465.0 million and R$222.1 million, and the net amounts of R$395.3 million and R$188.8 million, respectively to Unibanco and Unibanco Holdings. Such values correspond to the sum of: (I) quarterly interests relating to the second quarter of 2008 of Unibanco and Unibanco Holdings; (II) complementary interest on capital relating to the first semester of 2008 of Unibanco and Unibanco Holdings.

Should the proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Amount	0.1593457	0.1752803	0.1368685	0.1368685	0.3121488	3.1214880
Net Amount	0.1354439	0.1489882	0.1163382	0.1163382	0.2653264	2.6532640
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

IV. According to the Notice to Shareholders published on May 29, 2008, the Board of Directors of Unibanco and of Unibanco Holdings decided to change the ratio of Units represented by each GDS, that currently represents ten (10) Units, that shall represent two (2) Units

Considering that the above resolution depends on the approval by the Brazilian Securities Exchange Commission in order to be effective, each GDS shall be traded as representing ten (10) Units until the record date to be announced (“Record-Date Ratio”). In case the Record-Date Ratio occurs before the record date for the purpose of determining the right to receive the payment of interest on capital stock described in items (I) and (II) above, the amounts to be paid per GDS shall be adjusted proportionately.

V. Should the proposals above of the Board of Officers be approved:

In Brazil, the date of July 21st, 2008, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock which will occur on July 31st, 2008. Unibanco’s and Unibanco Holdings’ shares and Units will be traded ex-interest on capital stock from July 22nd, 2008 on.

In the United States of America, July 24th, 2008 will be considered as “Record Date” for the purpose of attending the obligation assumed by the GDS program maintained by the Companies. The GDSs will be traded ex-interest on capital stock from July 22nd, 2008 on.

São Paulo, July 11th, 2008.

UNIBANCO - UNIÃO DE BANCOS
BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

     For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Av. Nações Unidas, 8.501 - 13th floor - São Paulo, SP 05425-070 - Brazil
Tel.: (55 11) 3905-1980 Fax: (55 11) 3905-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 11, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.